Exhibit 21.1

Subsidiaries of the Company

Name of subsidiary	Jurisdiction of Incorporation or Organization
Sphere 3D Inc.	Ontario, Canada
V3 Systems Holdings, Inc.	Delaware, United States
HVE Inc.	Delaware, United States
S3D Nevada Inc.	Nevada, United States
101250 Investments Ltd.	Turks & Caicos Islands
Minority Equality Opportunities Acquisition Sponsor, LLC	Delaware, United States
Sustainable Earth Acquisition Opportunities Sponsor, LLC	Delaware, United States